  Exhibit 99.2

(An exploration and development company)

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FURY GOLD MINES LIMITED

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2020

Dated: November 12, 2020

Fury Gold Mines Limited
Management’s Discussion and Analysis of Financial Condition and
Results of Operations for the nine months ended September 30, 2020
(Tabular amounts in thousands of Canadian dollars, unless otherwise noted)

Section 1: Highlights For The Nine Months Ended September 30, 2020 And The Period Up To November 12, 2020		3
1.1	Creation of Fury Gold	3
1.2	Other corporate highlights	3
1.3	Operational highlights - Canada	4
1.4	Operational highlights - Peru	5
Section 2: Date and forward-looking statements		5
2.1	Forward-looking statements and risk factors	6
Section 3: Description of business		7
3.1	Impacts of COVID-19	7
3.2	Committee Bay and Gibson MacQuoid projects	8
3.2.1	Committee Bay	8
3.2.2	Gibson MacQuoid	10
3.3	Homestake Ridge project	10
3.4	Peruvian projects	17
3.4.1	Sombrero	17
3.4.2	Curibaya	18
3.4.3	Huilacollo	18
3.5	Qualified persons and technical disclosures	19
Section 4: Selected annual financial information		22
Section 5: Discussion of operations		22
Section 6: Summary of Quarterly Results		25
Section 7: Financial position and liquidity and capital resources		25
Section 8: Off-balance sheet arrangements		28
Section 9: Transactions with related parties		28
Section 10: Subsequent events		28
Section 11: Critical accounting estimates		29
Section 12: Changes in accounting policies including initial adoption		30
Section 13: Financial instruments and other instruments		31
Section 14: Other required disclosure		31

Fury Gold Mines Limited
Management’s Discussion and Analysis of Financial Condition and
Results of Operations for the nine months ended September 30, 2020
(Tabular amounts in thousands of Canadian dollars, unless otherwise noted)

Section 1:   Highlights For The Nine Months Ended September 30, 2020 And The Period Up To November 12, 2020

1.1
Creation of Fury Gold

■
Subsequent to the end of the period under discussion, on October 9, 2020, Fury Gold Mines Limited ("Fury Gold" or the "Company") announced the completion of the previously reported transaction between Auryn Resources Inc. ("Auryn") and Eastmain Resources Inc. ("Eastmain"). The transaction was completed as part of the arrangement described in the Auryn Management Information Circular dated September 3, 2020 (the “Circular”) (actions together referred to as the “Transaction”).

■
Pursuant to the Transaction, Auryn transferred its Peruvian assets to two new companies (Tier One Metals Inc. and Sombrero Resources Inc, collectively the “Spincos”) and distributed its shares of the Spincos to the Auryn shareholders.

■
Auryn consolidated its shares by approximately 10:6.76, such that the 112,340,434 million shares then outstanding were consolidated to 75,900,000 shares. All share information in this document has been retroactively adjusted for the effect of this share consolidation.

■
Auryn acquired Eastmain by issuing 34,100,000 Auryn shares to Eastmain shareholders and Auryn thereafter became Fury Gold.

■
Fury Gold received the net proceeds of a $23 million subscription receipt financing which resulted in the issuance of a further 7,750,000 common shares, bringing the capitalization of Fury Gold to 117,750,000 shares.

■
Fury Gold continues to be listed on the TSX and NYSE American exchanges.

■
Mike Timmins has been appointed as President and Chief Executive Officer, in addition to being elected as a board director.

■
Following the Transaction, the Company announced the appointment of Lynsey Sherry as Chief Financial Officer. Dr. Sherry was formerly the Vice President, Controller at Goldcorp and started at Fury's Toronto office on November 9,2020, taking over from Elizabeth Senez, who was acting as the Interim CFO.

1.2
Other corporate highlights

■
On September 3, 2020, the Company announced the purchase of six Sombrero copper-gold concessions in southern Peru that had been optioned in 2016 from Alturas Minerals S.A. (“Alturas”). The final option payment of US$5,000,000 due to Alturas was reduced to approximately US$3,000,000 in consideration of Auryn’s early exercise of the option. Payment of the exercise price was satisfied by the issuance of 743,187 (1,100,000 pre-consolidation) Auryn common shares at a negotiated price of $4.29 per share ($2.90 per share pre consolidation) and US$621,466 (C$814,120) in cash. The shares are subject to a 4-month resale restricted period in Canada and will not be registered in the United States.

■
On July 7, 2020, the Company announced the conversion of the 2019 bridge loan (“Bridge Loan”) by the loan holder (the “Lender”) into common shares, thereby leaving the Company debt-free. Pursuant to the loan amendment that was completed on February 6, 2020, Auryn issued a total of 1,318,877 (1,952,084 pre-consolidation) common shares to the Lender at a price of $2.37 ($1.60 pre-consolidation) per Auryn share. Of the shares issued, 1,266,767 (1,875,000 pre-consolidation) shares were issued for the $3 million principal loan and 52,080 (77,084 pre-consolidation) shares were issued for $123,000 of interest that had accrued at a rate of 10% per annum up to the date of the loan amendment. The balance of the interest on the loan, that accrued at a rate of 5% per annum from February 6, 2020 to the date of conversion, was paid to the Lender in cash.

Fury Gold Mines Limited
Management’s Discussion and Analysis of Financial Condition and
Results of Operations for the nine months ended September 30, 2020
(Tabular amounts in thousands of Canadian dollars, unless otherwise noted)

■
On June 26, 2020, the Company announced the appointment of Elizabeth Senez as Interim Chief Financial Officer, effective July 1, 2020, for a period of up to 14 months while Stacy Rowa takes maternity leave.

■
On June 17, 2020, the Company announced that it was resuming exploration activities at its Sombrero and Curibaya projects in southern Peru. The Company has received approval from the Peruvian government to resume work following a relaxation of restrictions that had been put in place due to COVID-19.

■
On March 18, 2020, the Company provided a corporate update and discussed its response to concerns surrounding the COVID-19 pandemic, and its potential impact on the Company’s business. The Company advised that all of its office employees had been given the option to work from home, while personnel in Peru had been recalled from the field due to a 15 day government imposed lockdown in the country, which was subsequently extended. The Company also announced its plans to release an initial PEA on the Homestake Ridge project (see below) and revised targets for its Committee Bay project in the coming weeks.

■
On February 27, 2020, the Company completed a non-brokered private equity placement, which closed in two tranches, for gross proceeds of $15,000,000, by issuing 6,333,984 (9,375,000 pre-consolidation) common shares priced at $2.37 ($1.60 pre-consolidation) per share (the “February 2020 Offering”). A total of $59,000 was paid in commissions. Proceeds from the 2020 Offering have been used to fund continued surface exploration at its Sombrero and Curibaya projects located in southern Peru and for general working capital.

■
On February 6, 2020, concurrent with the closing of the first tranche of the February 2020 Offering, the Company completed an amendment to the September 2019 bridge loan (the “Bridge Loan Amendment”) to provide certain conversion rights to both the lender and the Company, as well as reducing the interest rate to 5% from the date of the Bridge Loan Amendment.

1.3
Operational highlights - Canada

■
On October 19, 2020, the Company announced that it had received the Permis d’Intervention from the Department of Forets, Faune et Parcs du Quebec, required for the initial 22 drill pads in the fully funded 50-thousand-metre drill program at the Eau Claire project in the James Bay region of Quebec. The drill permit received is for the first 13,000 metres of a planned 25,000 metres of infill drilling at the Eau Claire deposit. The program will initially utilize two drills, the first of which started the infill program earlier in November and the second will start expansion and step-out drilling shortly.

■
On September 29, 2020, the Company announced 12 refined targets across the Committee Bay gold belt in Nunavut that aim to leverage the targeting breakthrough along the Kalulik – Aiviq structural corridor and the Anuri target area, as well as expand upon the Three Bluffs deposit. The targets are within known gold-bearing systems and were derived using the technical team’s critical new understanding of high-grade (+5 g/t gold) systems across the belt based on geophysical conductivity data collected by the Company. The 2019 targeting breakthrough enabled Fury Gold to empirically determine the system drivers that define high-grade across the belt.

■
On May 20, 2020, the Company announced a significant advancement in targeting high-grade gold mineralization at the 100% owned Committee Bay gold project in Nunavut. Fury Gold’s technical team analyzed recent and historical drill results from across the 300-kilometre greenstone belt and differentiated the geophysical conductivity responses between high-grade and low-grade mineralization. This led to revisiting a number of high potential targets across the belt that are characterized by strong gold-in-till anomalies and high-grade gold in outcrop or boulder trains but where historical drilling has not yet explained the extensive high-grade occurrences. In addition, undrilled targets were identified that have both high-grade boulder and outcrop rock samples as well as conductivity responses that are consistent with observed high-grade mineralization in other areas of the belt.

Fury Gold Mines Limited
Management’s Discussion and Analysis of Financial Condition and
Results of Operations for the nine months ended September 30, 2020
(Tabular amounts in thousands of Canadian dollars, unless otherwise noted)

■
On April 15, 2020, the Company announced a positive preliminary economic assessment (“PEA”) for its Homestake Ridge gold project located in northwestern British Columbia. Under the base case scenario, which used a gold price of US$1,350 per ounce and a discount rate of 5%, the project is estimated to generate a NPV of US$108 million and an IRR of 23.6%. The Company has filed the NI43-101 PEA report (see press release dated April 15, 2020 and www.sedar.com).

1.4
Operational highlights - Peru

■
On February 28, 2020, the Company announced results from its initial surface programs at the Curibaya project in southern Peru. The work included a rock sampling program completed in Q4 2019 followed up by a geological mapping and sampling program completed in early 2020.

■
On February 10, 2020, the Company received its environmental permit, the Declaración de Impacto Ambiental (“DIA”), from the Peruvian Ministry of Energy and Mines for its Sombrero copper-gold project in Southern Peru.

■
On January 17, 2020, the Company confirmed the age of the intrusives directly associated with mineralization at the Sombero copper – gold skarn project in Southern Peru.

< Refer to page 3 and 17 for cautionary wording concerning forward-looking information>

Section 2:        Date and forward-looking statements

This Management Discussion and Analysis (“MD&A”) of Fury Gold has been prepared by management to assist the reader to assess material changes in the condensed consolidated interim financial condition and results of operations of the Company as at September 30, 2020 and for the three and nine months then ended.

This MD&A reviews the financial results of the Company for the nine months ended September 30, 2020. Subsequent to this date, on October 9, 2020, the Company experienced the transformative corporate transaction discussed above with the spin out of its Peruvian assets followed by the acquisition of Eastmain and the completion of the $23 million equity financing.

Commentary is made on the results for the period under review.

This MD&A should be read in conjunction with the condensed consolidated interim financial statements of the Company and related notes thereto as at and for the nine months ended September 30, 2020 and 2019. The condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting” using accounting policies consistent with International Financial Reporting Standards (“IFRS” or “GAAP”) as issued by the International Accounting Standards Board (“IASB”) and Interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”). The accounting policies followed in these condensed consolidated interim financial statements are the same as those applied in the Company’s most recent audited annual consolidated financial statements for the year ended December 31, 2019, except as outlined in note 2 of the September 30, 2020, condensed consolidated interim financial statements. All financial information has been prepared in accordance with IFRS and all dollar amounts presented are Canadian dollars unless otherwise stated. Certain amounts presented in this MD&A have been rounded.

The effective date of this MD&A is November 12, 2020.

Fury Gold Mines Limited
Management’s Discussion and Analysis of Financial Condition and
Results of Operations for the nine months ended September 30, 2020
(Tabular amounts in thousands of Canadian dollars, unless otherwise noted)

2.1
Forward-looking statements and risk factors

This MD&A may contain “forward-looking statements” which reflect the Company’s current expectations regarding the future results of operations, performance and achievements of the Company, including but not limited to statements with respect to the Company’s plans or future financial or operating performance, the estimation of mineral reserves and resources, conclusions of economic assessments of projects, the timing and amount of estimated future production, costs of future production, future capital expenditures, costs and timing of the development of deposits, success of exploration activities, permitting time lines, requirements for additional capital, sources and timing of additional financing, realization of unused tax benefits and future outcome of legal and tax matters.

The Company has tried, wherever possible, to identify these forward-looking statements by, among other things, using words such as “anticipate”, “believe”, “estimate”, “expect”, “budget”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.

The statements reflect the current beliefs of the management of the Company and are based on currently available information. Accordingly, these statements are subject to known and unknown risks, uncertainties and other factors, which could cause the actual results, performance, or achievements of the Company to differ materially from those expressed in, or implied by, these statements. These uncertainties are factors that include but are not limited to risks related to international operations; general economic conditions; public health crises such as the COVID-19 pandemic and other uninsurable risks; actual results of current exploration activities and unanticipated reclamation expenses; fluctuations in prices of gold and other commodities; fluctuations in foreign currency exchange rates; increases in market prices of mining consumables; possible variations in mineral resources, grade or recovery rates; accidents, labour disputes, title disputes, claims and limitations on insurance coverage and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; changes in national and local government regulation of mining operations, tax rules and regulations, and political and economic developments in countries in which the Company operates; as well as other factors.

The Company’s management periodically reviews information reflected in forward-looking statements. The Company has and continues to disclose in its MD&A and other publicly filed documents, changes to material factors or assumptions underlying the forward-looking statements and to the validity of the statements themselves, in the period the changes occur. Historical results of operations and trends that may be inferred from the following discussions and analysis may not necessarily indicate future results from operations.

The operations of the Company are speculative due to the high-risk nature of its business which is the exploration of mining properties. For a comprehensive list of the risks and uncertainties facing the Company, please see “Risk Factors” in the Company’s most recent annual information form (“AIF”). These are not the only risks and uncertainties that Fury Gold faces. Additional risks and uncertainties not presently known to the Company or that the Company currently considers immaterial may also impair its business operations. These risk factors could materially affect the Company's future operating results and could cause actual events to differ materially from those described in forward-looking statements relating to the Company. Readers should refer to the risks discussed in the Company’s AIF and MD&A for the year ended December 31, 2019, and subsequent continuous disclosure filings with the Canadian Securities Administrators available at www.sedar.com and the Company’s registration statement on Form 40-F filed with the United States Securities and Exchange Commission and available at www.sec.gov. These documents are for information purposes only and not incorporated by reference in this MD&A. Additional information relating to the Company and its operations can also be found on the Company’s web site at aurynresources.com and furygoldmines.com. For discussion regarding the Spincos, refer to sombreroresources.com and tieronemetals.com.

Fury Gold Mines Limited
Management’s Discussion and Analysis of Financial Condition and
Results of Operations for the nine months ended September 30, 2020
(Tabular amounts in thousands of Canadian dollars, unless otherwise noted)

Section 3:        Description of business

Fury Gold is a Canadian-focused exploration and development company, positioned in three prolific gold mining regions. At the date of this document, the Company has three flagship projects in Canada: Eau Claire in Quebec, Homestake Ridge in British Columbia, and Committee Bay in Nunavut.

Prior to the Transaction, and for the entire period under discussion, the Company did not own the Eau Claire gold project, and held projects in Peru, including another flagship project, the Sombrero copper-gold project located in southern Peru.

The Company was incorporated under the British Columbia Business Corporations Act on June 9, 2008, under the name Georgetown Capital Corp. Subsequently on October 15, 2013, the Company changed its name to Auryn Resources Inc., and again on October 9, 2020, to Fury Gold Mines Limited. It is a reporting issuer in the provinces of British Columbia, Ontario and Alberta. The Company is listed on the Toronto Stock Exchange under the symbol FURY and on the NYSE American under the US symbol FURY.

The Company’s principal business activities include the exploration and development of mineral resource properties. The Company’s registered office is 1500-1055 West Georgia Street, Vancouver, BC V6E 4N7 and the mailing address of the Company is Suite 601, 34 King St. East, Toronto, ON M5C 2X8.

3.1
Impacts of COVID-19

During the second quarter of 2020, there were limitations of movement across the globe. In March 2020, the Peruvian government mandated a 15-day lockdown of the country, and the Company recalled all personnel from the field. In June, the Company received approval from the Peruvian government to resume work activities at Sombrero and Curibaya projects. Due to travel restrictions into Nunavut as well as in respect for the local communities concerns over COVID-19, the Company has informed the stakeholders at Committee Bay that the Company will not conduct field operations in 2020. In Quebec, where drilling activities recently commenced, the Company is looking to implement COVID-19 screening for site personnel prior to their arrival at the Eau Claire project to limit the risk of infection in the camp.

The situation in Canada with respect to the management of COVID-19 remains fluid and permitted activities are subject to change; the Company is continually reviewing the situation along with provincial and government guidelines and allowing work to be undertaken once it is confident that it is safe for its employees to do so.

While the disruptions resulting from the pandemic caused some delay in the Company’s planned goals for 2020, mainly related to its inability to conduct field programs in Peru and Canada once movement restrictions were mandated, management was still able to continue with much of its planned activity. During the third quarter, the Company advanced community liaison and progressed survey activities at Sombrero, as well as moving forward on minor road access and camp infrastructure projects at Curibaya. As the situation surrounding COVID-19 continues to develop daily, the Company will continue to monitor the situation closely and respond appropriately.

Fury Gold Mines Limited
Management’s Discussion and Analysis of Financial Condition and
Results of Operations for the nine months ended September 30, 2020
(Tabular amounts in thousands of Canadian dollars, unless otherwise noted)

3.2
Committee Bay and Gibson MacQuoid projects

Figure 1 – regional map showing the locations of the Committee Bay and Gibson MacQuoid projects

3.2.1 Committee Bay

The Committee Bay Project comprises approximately 280,000 hectares situated along the Committee Bay Greenstone Belt approximately 180 km northeast of the Meadowbank mine operated by Agnico Eagle Mines Limited.

The Committee Bay belt comprises one of a number of Archean aged greenstone belts occurring within the larger Western Churchill province of north-eastern Canada. The character and history of rock packages, and the timing and nature of mineralization occurring within the belt is considered to be equivalent to that of other significant gold bearing Archean greenstones within the Western Churchill Province, which hosts gold deposits such as Meadowbank, Meliadine and Amaruq.

Ownership

The Committee Bay project is held 100% by the Company subject to a 1% NSR on the entire project, and an additional 1.5% NSR payable on only 7,596 hectares which is buyable within two years of the commencement of commercial production for $2,000 for each one-third (0.5%) of the NSR.

Fury Gold Mines Limited
Management’s Discussion and Analysis of Financial Condition and
Results of Operations for the nine months ended September 30, 2020
(Tabular amounts in thousands of Canadian dollars, unless otherwise noted)

Committee Bay Mineral resources

High-grade gold occurrences are found throughout the 300 km strike length of the Committee Bay project with the most advanced being the Three Bluffs deposit that contains the mineral resource as listed in the table below: *(refer to NI43-101 report dated May 31, 2017, as amended October 23, 2017, filed under Auryn’s profile at www.sedar.com).

Class		Cut off grade (g/t Au)	Tonnes (t)	Gold grade (g/t Au)	Contained Au (oz)
Indicated	Near Surface Underground	3.0 4.0	1,760,000 310,000	7.72 8.57	437,000 86,000
			2,070,000	7.85	524,000
Inferred	Near Surface Underground	3.0 4.0	590,000 2,340,000	7.56 7.65	144,000 576,000
			2,930,000	7.64	720,000
Table 1: Three Bluffs indicated and inferred resource. See section 1.2.5 for cautionary language concerning mineral resources.

The Three Bluffs deposit remains open along strike and at depth. Future programs will aim to significantly expand upon the current resource.

Committee Bay 2020 Plans

Analysis of 2019 Data and Targeting at Committee Bay

Through the continued use of geophysics in the Company’s 2019 exploration program, the Company’s technical team made significant advancements in their understanding of how to interpret certain geophysical responses to better aid in targeting high-grade gold mineralization on the property.

During Q2 2020, the Company continued to analyze previous exploration data focusing on conductivity and chargeability couplets. The reprocessing and reinterpretation of geophysical data on a prospect by prospect basis has been instrumental in developing new exploration concepts and will lead to the development of future targets. Sufficient fuel remains on site to complete a modest program and therefore a spring mobilization program was not necessary.

On May 20, 2020, the Company released initial results from the targeting program at two prospects within the Committee Bay Project. Re-interpretation of the electro-magnetic conductivity responses, magnetics and geological data at Anuri has yielded a flat lying, overturned recumbent fold geometry where the main fold hinge target zone is buried at depth. Both boulder trains and previous drill intercepts are interpreted to be associated with the limbs of this fold that are believed to represent the lower grade portions of the mineralized system. A second fold hinge target that has been identified is at the undrilled Amautik prospect, which is characterized by conductivity responses consistent with other high-grade drilling on the Committee Bay belt. The geology at this prospect corresponds with a folded iron formation with strong geochemistry in rock samples with up to 15.7 g/t gold sourced from the hinge zone of the fold. Both the Anuri and Amautik prospect fold hinges will be advanced to drill stage by conducting ground-based geophysical induced polarization surveys to identify areas of high chargeability that coincide with high conductivity responses.

On September 29, 2020, the Company released twelve refined targets that leveraged on the targeting breakthrough announced on May 20, 2020. Two principal target types have been derived through the relationships between high conductivity responses and their association with magnetic data. The two target types are defined as (i) Iron formation hosted in sediments where highly conductive responses are associated with sulphidation and subdued magnetic responses are interpreted to represent demagnetization due to hydrothermal alteration; (ii) Iron formation – Komatiite couplets where high conductivity and high magnetic responses are offset from each other. The twelve targets are located along the Kalulik – Aiviq corridor, the Anuri area as well as in the vicinity of the Three Bluffs Deposit. The gold-bearing systems directing the targets have been derived either by drilling, gold-bearing boulder trains or gold in till anomalies.

Fury Gold Mines Limited
Management’s Discussion and Analysis of Financial Condition and
Results of Operations for the nine months ended September 30, 2020
(Tabular amounts in thousands of Canadian dollars, unless otherwise noted)

As noted above, due to travel restrictions into Nunavut as well as in respect of the local communities concerns over COVID-19, the Company has informed the stakeholders at Committee Bay that the Company will not conduct field operations in 2020.

The Company has initiated a COVID-19 support program in the nearby community of Kugaaruk whereby nine community members identified through discussions with the Kitikmeot Inuit Association and Kugaaruk Income Support staff will receive two monthly credits at the Co-Op for groceries.

The Company was successful in extending all reporting and expenditure requirements at Committee Bay for one year under the Nunavut Mining Recorders office COVID-19 relief program.

3.2.2 Gibson MacQuoid

The Gibson MacQuoid project is an early stage gold exploration project situated between the Meliadine deposit and Meadowbank mine in Nunavut, Canada. The 66 mineral claims that make up the project encompass approximately 120 km of strike length of the prospective greenstone belt and total 51,622 hectares collectively.

The Gibson MacQuoid Greenstone belt is one of a number of Archean aged greenstone belts located in the Western Churchill province of north-eastern Canada. These gold bearing Archean greenstone belts host deposits such as the Three Bluffs, Meadowbank, Amaruq, and Meliadine deposits. In particular, the highly magnetic signature of the Gibson MacQuoid Belt is consistent with the other productive greenstone belts in the eastern Arctic that host large-scale gold deposits.

The Company was successful in extending all reporting and expenditure requirements at Gibson MacQuoid for one year under the Nunavut Mining Recorders office COVID-19 relief program.

3.3
Homestake Ridge project

The Homestake Ridge project is located in the prolific Iskut-Stewart-Kisault gold belt in northwestern British Columbia, Canada and covers approximately 7,500 hectares (Figure 2). The project is host to a high-grade gold, silver, copper, lead resource which remains open at depth and along strike.

Fury Gold Mines Limited
Management’s Discussion and Analysis of Financial Condition and
Results of Operations for the nine months ended September 30, 2020
(Tabular amounts in thousands of Canadian dollars, unless otherwise noted)

Figure 2: Illustrates the general location and access to infrastructure at the Homestake Ridge project.

2020 Updated Mineral Resource Estimate and Preliminary Economic Assessment

On April 15, 2020, the Company announced the results of its initial PEA prepared in accordance with National Instrument 43-101 (“NI 43-101”) by MineFill Services Inc. of Seattle, WA with other contributors including Roscoe Postle Associates Inc. (RPA), now part of SLR Consulting Ltd. (SLR), (QP for updated mineral resource estimate) and One-Eighty Consulting Group (environmental, permitting and social). The Company filed the related PEA on SEDAR at www.sedar.com in July 2020.

PEA Summary - Base Case

Net present value (NPV 5%) after tax and mining duties	US$108 million
Internal rate of return (IRR) after tax	23.6%
Pre-production capital costs	US$88 million
After tax payback period	36 months
All in sustaining costs (AISC) per ounce gold	US$670
PEA life of mine (LOM)	13 years
LOM metal production gold equivalent ounces	590,040 AuEq ounces
LOM average diluted head grade	6.42g/t AuEq
Peak year annual production (year three)	88,660 AuEq ounces
Average LOM payable production	45,400 AuEq ounces
LOM mineralized material mined	3.4 Million tonnes
Mining scenario tonnes per day	900 tonnes
Table 2: Outlines the key results of the base case PEA which was based on $1,350/oz gold, $12/oz silver, $3.00/pound copper, $1.00/pound lead and an exchange rate of 0.70 (US$/C$). See section 1.2.5 regarding technical disclosures and cautionary language concerning mineral resources.

Fury Gold Mines Limited
Management’s Discussion and Analysis of Financial Condition and
Results of Operations for the nine months ended September 30, 2020
(Tabular amounts in thousands of Canadian dollars, unless otherwise noted)

Updated Mineral Resource Estimate

The PEA is based on an updated mineral resource estimate that was prepared in-house by the Company and audited by RPA using block models constrained to new geological wireframes. Grades for gold, silver, lead, arsenic and antimony were estimated using Inverse Distance (ID3) weighting. Two block models were constructed in Leapfrog Geo Edge software: one for the Homestake Main and Silver deposits and the other for South Reef.

The updated mineral resource estimate was developed using a revised geological model based on a complete re-log of the deposits that defined the geometry of breccia bodies and vein arrays that were successfully traced both laterally and vertically within the deposits. These resulting geometries provided additional confidence in tracing high-grade mineralization within the deposits. The resource remains open for expansion at depth and along strike (Figure 3). The updated mineral resource estimate, summarized in Table 2 below, demonstrates higher grades with a decrease in tonnes as compared to the previous resource estimate dated September 1, 2017 (detailed in a Canadian National Instrument 43-101 Technical Report dated September 29, 2017 as amended October 23, 2017 and filed on SEDAR) with overall metal content largely unchanged.

Fury Gold Mines Limited
Management’s Discussion and Analysis of Financial Condition and
Results of Operations for the nine months ended September 30, 2020
(Tabular amounts in thousands of Canadian dollars, unless otherwise noted)

		Average Grade				Metal Content
Classification	TonnageMt	Gold g/t	Silverg/t	Copper %	Lead%	Goldoz	Silver Moz	Copper Mlb	LeadMlb
Total Indicated	0.736	7.02	74.8	0.18	0.077	165,993	1.8	2.87	1.25
Total Inferred	5.545	4.58	100.0	0.13	0.142	816,719	17.8	15.87	17.34
Table 3: Combined Main Homestake, Homestake Silver and South Reef Resources at a 2 g/t AuEq cut-off as of December 31, 2019. See section 1.2.5 regarding technical disclosures and cautionary language concerning mineral resources

		Average Grade				Metal Content
Cut-off g/t AuEq	TonnageMt	Goldg/t	Silverg/t	Copper%	Lead%	Goldoz	SilverMoz	CopperMlb	Lead Mlb
Total Indicated
5.0	0.372	10.99	131.3	0.20	0.120	131,463	1.6	1.7	0.99
4.0	0.465	9.57	111.2	0.20	0.105	142,911	1.7	2.0	1.07
3.0	0.592	8.18	90.5	0.19	0.090	155,730	1.7	2.5	1.18
2.0	0.736	7.02	74.8	0.18	0.077	165,993	1.8	2.9	1.25
1.0	0.862	6.19	65.2	0.17	0.069	171,441	1.8	3.1	1.32
Total Inferred
5.0	2.158	8.25	145.7	0.21	0.216	572,444	10.1	9.8	10.26
4.0	2.972	6.78	133.4	0.18	0.189	648,212	12.8	11.9	12.36
3.0	4.136	5.52	118.6	0.15	0.163	734,275	15.8	14.0	14.84
2.0	5.545	4.58	100.0	0.13	0.142	816,719	17.8	15.9	17.34
1.0	6.448	4.09	90.9	0.12	0.127	847,996	18.9	17.0	18.07
Table 4: Mineral Resource Sensitivity by Cut-Off Grade

Fury Gold Mines Limited
Management’s Discussion and Analysis of Financial Condition and
Results of Operations for the nine months ended September 30, 2020
(Tabular amounts in thousands of Canadian dollars, unless otherwise noted)

Figure 3: Illustrates a long section of the Homestake Main and Homestake Silver deposits demonstrating the deposits are open at depth and along strike.

PEA Project Overview

To-date the project has been investigated with more than 275 drill holes, totaling more than 90,000 metres. In addition to the three known zones of mineralization, multiple exploration targets remain to be tested. The PEA envisions a 900 tonne per day underground mining operation spanning a 13-year mine life based on a mine plan using a gold price of US$1,300/oz. Mining would commence in the larger Homestake Main zone first, followed by the Homestake Silver zone around year six and finally the South Reef zone. The material would be treated in a conventional crushing, grinding and flotation plant to produce a copper concentrate, a lead/zinc concentrate and finally a Au-Ag dore from cyanide leaching of regrind tailings.

Mining and Processing

The mine plan and production schedule were developed in Deswik mine stope optimizer software (MSO). The principal mining method in the MSO runs was overhand longhole retreat mining on 20-metre sublevel intervals. The minimum mining width was 2.5 metres and a mining cutoff grade of 3.5 g/t AuEq was used to develop the stope wireframes. An ELOS (equivalent linear overbreak) of 0.25 metres was added at the hanging-wall and footwall to account for dilution.

Processing of the Homestake Ridge mineralization is determined by the difference in metal contents across the three deposits included in the study. Given that 97% of the metal value is gold and silver, the realization of the value of the Homestake Ridge deposits will be dependent on the recovery of precious metals. Based on recent metallurgical test work, the optimal processing stream appears to be campaign processing of each deposit in sequence, rather than blending. The flowsheet thus consists of an initial rougher flotation to produce a base metal concentrate, followed by secondary flotation to produce a pyrite concentrate. The pyrite concentrate is then reground and subjected to cyanide leaching to recover the remaining gold and silver in rougher tailings.

The Homestake Main mineralization would be processed first to produce a copper concentrate rich in gold, then Homestake Silver to produce a lead/zinc concentrate rich in silver and finally South Reef to produce a gold concentrate. The metallurgical recoveries are estimated to be 86% for gold, 74% for silver, 70% for copper and 66% for lead.

Fury Gold Mines Limited
Management’s Discussion and Analysis of Financial Condition and
Results of Operations for the nine months ended September 30, 2020
(Tabular amounts in thousands of Canadian dollars, unless otherwise noted)

Capital and Operating Costs

The pre-production capital is estimated at US$88 million (CAD$126 million) with US$86 million (CAD$123 million) in sustaining capital, primarily capitalized development underground. The PEA is based on owner-operated equipment and manpower. A contingency of 15% has been applied to all direct costs. Details of the pre-production and sustaining capital are shown on Table 5 below:

Expenditure	Initial (US$M)	Sustaining (US$M)
Mining Equipment	$3.0	$2.1
Surface mobile equipment	$3.5	$2.5
Capitalized Underground Development		$66.4
Tailings	$8.4
Site Development – Roads, Airport	$6.3
Camp Facilities	$3.2
Site Infrastructure	$3.5
Power Supply	$8.4
Process Plant	$26.2
Access Upgrades – barge landing and roads	$2.1
EPCM costs – 15% of directs	$8.7
Owner Costs – 10% of directs	$5.8
Reclamation – tailings		$3.5
Closure		$3.5
Water Treatment		$1.4
Environmental Permits/Baseline Data	$0.6
End of Life Salvage		($3.5)
Table 5: Capital cost summary

Area	Unit Cost (US$)	Life-of-Mine (US$)
Mining ($/t mined)	$63.50	$182.9 million
Processing ($/t milled)	$21.00	$71.9 million
General and Administration ($/t)	$14.00	$48.0 million
Environmental/Water Treatment	$0.82	$2.8 million
Community/Social	$0.17	$0.6 million
Total Operating Costs ($/t milled)	$89.39	$306.2 million
Table 6: Operating Cost Summary. Operating costs were developed from unit costs for projects of a similar scale in Canada and translated to USD at an exchange rate of 0.70 (US$/C$).

Fury Gold Mines Limited
Management’s Discussion and Analysis of Financial Condition and
Results of Operations for the nine months ended September 30, 2020
(Tabular amounts in thousands of Canadian dollars, unless otherwise noted)

Project Economics and Sensitivity Analyses

The following tables illustrate the PEA project economics and the sensitivity of the project to changes in the base case metal prices, operating costs and capital costs. As is typical with precious metal projects, the project is most sensitive to metal prices, followed by operating costs and initial capital costs.

	NPV at 0% (US$M)	NPV at 5% (US$M)	NPV at 7% (US$M)	IRR	Payback (Mo)
Before Tax	$278	$170	$140	30.1%	26
After Tax	$184	$108	$87	23.6%	36
Table 7: Project Economics at $1,350 Gold

	Gold Price (US$/oz)	Silver Price (US$/oz)	NPV at 0% (US$M)	NPV at 5% (US$M)	IRR	Payback (Mo)
40%	$1,890	$16.80	$373	$239	39.4%	31
30%	$1,755	$15.60	$326	$206	35.8%	32
20%	$1,620	$14.40	$278	$173	32.0%	33
10%	$1,485	$13.20	$231	$141	28.0%	34
Base Case	$1,350	$12.00	$184	$108	23.6%	36
-10%	$1,215	$10.80	$137	$75	18.8%	40
-20%	$1,080	$9.60	$90	$42	13.2%	46
-30%	$945	$8.40	$39	$6	6.4%	75
Table 8: Metal Price Sensitivity – After-Tax

	NPV at 0% (US$M)	NPV at 5% (US$M)	IRR	Payback (Mo)
20%	$145	$82	20.1%	39
10%	$165	$95	21.9%	38
Base Case	$184	$108	23.6%	36
-10%	$203	$121	25.3%	35
-20%	$223	$134	26.9%	35
Table 9: Operating Cost Sensitivity – After-Tax

Fury Gold Mines Limited
Management’s Discussion and Analysis of Financial Condition and
Results of Operations for the nine months ended September 30, 2020
(Tabular amounts in thousands of Canadian dollars, unless otherwise noted)

	NPV at 0% (US$M)	NPV at 5% (US$M)	IRR	Payback (Mo)
20%	$149	$79	17.1%	43
10%	$167	$93	20.1%	40
Base Case	$184	$108	23.6%	36
-10%	$201	$128	27.7%	34
-20%	$219	$137	32.5%	33
Table 10: Capital Cost Sensitivity – After-Tax

3.4
Peruvian projects

As noted above, on October 9, 2020, the Company spun out its Peruvian projects to separate companies: Sombrero Resources Inc. and Tier One Metals Inc. The following short summary is provided to assist with understanding the discussion of the financial results of the Company for the periods ended September 30, 2020.

3.4.1 Sombrero

The Sombrero Project is located 340 kilometres SE of Lima in southern Peru and is hosted in the interpreted western extension of the Andahuaylas-Yauri belt. The Sombrero project consists of approximately 130,000 hectares of mineral claims covering a number of coincident gold and copper geochemical anomalies. The land package was assembled through three separate option agreements, Alturas, Mollecruz and Aceros, and a series of staking campaigns. Further detail on these option agreements is available in the Company’s MD&A for the year ended December 31, 2019.

During the period of restricted movement in relation to COVID, the Company has continued to have regular communications with the communities and is actively working towards securing additional agreements with other local communities and private land holders in order to expand its access to other parts of the project area. The Company was also able to provide much-needed support to the Huanca Sancos and Lucanamarca communities during the health crisis by providing essential food and other supplies to which they did not have access during the shutdown.

Alturas Option

On September 3, 2020, the Company announced the purchase of six Sombrero copper-gold concessions that had been optioned from a Peruvian subsidiary of Alturas where the final option payment of US$5,000,000 due to Alturas was reduced to approximately US$3,000,000 in consideration of early exercise of the option. Payment was made through the issuance of 743,187 (1,100,000 pre-consolidation) Auryn common shares negotiated at $4.29 per share ($2.90 pre-consolidation) and US$621,466 in cash. The option agreement with Alturas was thereby extinguished.

Mollecruz Option

Effective May 20, 2019, the Company formally declared the existence of a force majeure event under the Mollecruz Option as the Company has been unable to reach an access agreement with the local community in order to commence work in the region. The declaration of force majeure has deferred the Company’s obligation to make the June 22, 2019, property payment and any subsequent property payments and work expenditures for a maximum of 24 months from the declaration date. The Company has continued to have active and open communications with the community in an effort to better inform community members about work plans and address those concerns that may be hindering the Company from obtaining access in this particular area.

Following the shut down in response to the COVID-19 pandemic, on June 17, 2020 the Company received approval from the Peruvian government to resume work activities at Sombrero. The work plan during the third quarter of 2020 at Sombrero consisted of continuing the drill permitting process and working with the Huanca Sancos community to deliver a positive outcome for the Consulta Previa process to ensure support of the Company’s drill program at the Sombrero Main target area.

Fury Gold Mines Limited
Management’s Discussion and Analysis of Financial Condition and
Results of Operations for the nine months ended September 30, 2020
(Tabular amounts in thousands of Canadian dollars, unless otherwise noted)

3.4.2 Curibaya

The Curibaya project covers approximately 11,000 hectares and is located 48 km from the provincial capital of Tacna and is accessible by road. Since acquiring the Sambalay and Salvador concessions in August 2019, the Company completed a first-pass reconnaissance rock sampling program in Q4 2019 which sampled high-grade mineralization throughout a 1.5 km by 4.5 km quartz – sericite – pyrite alteration system. This was followed up with geological mapping and additional rock and channel sampling in early 2020. The goal of the exploration to date has been to gain a better understanding the spatial distribution of high-grade mineralization throughout the alteration system as well as confirming results from historical rock samples.

The Company’s ongoing exploration program selectively sampled veins in previously unsampled areas and in doing so identified a new zone of mineralization approximately one kilometre to the northeast of previous sampling extending the alteration system to a 4 km by 4 km area. Through geological mapping a series of rhyolite to dacite flow dome complexes have been identified which the Company believes may be the sources of the widespread, high-grade precious metal veins sampled to date. In addition, a float sample 800 metres to the northeast returned grades of up to 9,180g/t silver and 42.6g/t gold. On June 17, 2020 the Company received approval from the Peruvian government to resume work activities at Curibaya.

3.4.3 Huilacollo

The Huilacollo property, located in the Tacna province of southern Peru, comprises 2,000 hectares of intense hydrothermal alteration over a 4 by 6 km area that is consistent with epithermal Au/Ag mineralization. Effective April 3, 2020, the Company declared force majeure under its Huilacollo option as a result of the COVID-19 shutdown in Peru, and the Company deferred the option payment that was otherwise due May 11, 2020 until July 2020 when it was then paid.

3.5
Indigenous and Community Relations

The pursuit of environmentally sound and socially responsible mineral development guides all of the Company’s activities as the Company understands the broad societal benefits that responsible mining can bring, as well as the risks that must be managed through the implementation of sustainable development practices. The Company strives to maintain the highest standards of environmental protection and community engagement at all of its projects.

The Company considers sustainability to include the pursuit of three mutually reinforcing pillars: environmental and cultural heritage protection; social and community development; and economic growth and opportunity. The Company assesses the environmental, social and financial benefits and risks of all our business decisions and believes this commitment to sustainability generates value and benefits for local communities and shareholders alike.

The Company places a priority on creating mutually beneficial, long-term partnerships with the communities and countries in which it operates, and with its shareholders, respecting their interests as its own. At the community level, the Company works to establish constructive partnerships to address and contribute to local priorities and interests and ensure that local people benefit both socially and economically from its activities.

The Company has undertaken early and ongoing engagement with respect to the Homestake Ridge gold project since January 2017. Engagement goals include providing First Nations, residents of nearby communities and other regional interests with corporate and project-related information, details of work programs and other activities being undertaken in the field, project updates and opportunities for feedback and local involvement in the Homestake Ridge project.

Fury Gold Mines LimitedManagement’s Discussion and Analysis of Financial Condition and
Results of Operations for the nine months ended September 30, 2020
(Tabular amounts in thousands of Canadian dollars, unless otherwise noted)

The Company’s approach to Indigenous and stakeholder engagement provides opportunities and benefits through:

■
the provision of jobs and training programs

■
contracting opportunities

■
capacity funding for Indigenous engagement

■
sponsorship of community events

Members of local First Nation communities comprise approximately 40% of the Company’s Homestake Ridge project team. Two of our primary contractors are companies that are owned by First Nation individuals. The Company and the Nisga’a Lisims Government entered into a Confidentiality Agreement in January 2020. The parties look forward to a collaborative relationship based on mutual respect and a desire for economic prosperity generated by responsible natural resource development in British Columbia.

The Company filed a NI 43-101 PEA report on SEDAR on June 24, 2020. Plans for 2020 are still being developed for the Homestake Ridge project and will take into consideration the conclusions and recommendations of the preliminary economic assessment. A revised PEA report was filed on SEDAR on July 21, 2020 reflecting some minor wording changes.

The BC Chief Gold Commissioner pursuant to section 66 of the Mineral Tenure Act, extended all reporting and expenditure requirements until December 31, 2020 for mineral titles.

3.6
Qualified persons and technical disclosures

Michael Henrichsen, P. Geo., Senior Vice President, Exploration, of the Company, is the Qualified Person with respect to the technical disclosures in this MD&A. As noted above, the Peru projects were distributed to shareholders on October 9, 2020, and as they are not part of the Company at the date of this report are not included in this disclosure.

Committee Bay Resource Estimate and Technical Report

Three Bluffs resource estimations were completed by Roscoe Postle Associates Inc. (“RPA”) (see the Technical Report on the Three Bluffs Project, Nunavut Territory, Canada filed on the SEDAR on May 31, 2017 as amended October 23, 2017).

Homestake Ridge Updated Resource Estimate and Preliminary Economic Assessment

The Homestake Ridge updated mineral resource estimate was prepared internally and audited by RPA and is effective December 31, 2019. Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Definition Standards for Mineral Resources and Mineral Reserves dated May 10, 2014 (CIM (2014) definitions), as incorporated by reference in National Instrument 43-101 (“NI 43-101”), were followed for Mineral Resource estimation. Mineral Resources are estimated at a cut-off grade of 2.0 g/t AuEq and AuEq values were calculated using a long-term gold price of US$1,300 per ounce, silver price at US$20 per ounce and copper price at US$2.5 per pound and an exchange rate of US$/C$1.20. The AuEq calculation included provisions for metallurgical recoveries, treatment charges, refining costs and transportation. Bulk density ranges from 2.69 t/m3 to 3.03 t/m3, depending on the domain. Differences may occur in totals due to rounding. The Qualified Person responsible for this mineral resource estimate is Philip A. Geusebroek, P. Geo., RPA.

The updated resource estimate is included in the Company’s PEA which, in accordance with NI 43-101, the Company filed on SEDAR at www.sedar.com on June 24, 2020. The PEA was prepared in accordance with NI 43-101 by MineFill Services Inc. of Seattle, WA with other contributors including RPA (per above), and One-Eighty Consulting Group (environmental, permitting and social).

Fury Gold Mines LimitedManagement’s Discussion and Analysis of Financial Condition and
Results of Operations for the nine months ended September 30, 2020
(Tabular amounts in thousands of Canadian dollars, unless otherwise noted)

The Company cautions that the PEA is preliminary in nature in that it includes Inferred Mineral Resources which are considered too speculative geologically to have the economic considerations applied to them that would enable them to be characterized as mineral reserves, and there is no certainty that the PEA will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Forward Looking Information and Additional Cautionary Language related to the PEA

Certain information contained in this disclosure contains forward-looking statements and information, including those disclosures in relation the economic analyses for the Homestake Ridge Gold Project and its potential for development and expansion, the anticipated IRR and NPV for the project, capital and operating costs, processing and recovery estimates and strategies, proposed mining method and development plans, mineral resource estimates and statements as to management's expectations with respect to, among other things, the matters and activities contemplated in this disclosure.

Such forward looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by the Company as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The assumptions made by the Company in preparing the forward looking statements contained in this disclosure, which may prove to be incorrect, include, but are not limited to: the specific assumptions set forth above and in the Technical Report; that the Company is able to develop the property in the manner set out in the Technical Report; that the Company is able to advance the property through to feasibility; that if viable, the Company is able to obtain all necessary permits to develop the mine on the property; that the Company is able to complete the consultation with the Indigenous people in the area of that Homestake Ridge Gold Project; that the exchange rate between the Canadian dollar, and the United States dollar remain consistent with current levels or as set out in this press release; that prices for gold and silver remain consistent with the Company's expectations; that prices for key mining supplies, including labour costs and consumables, remain consistent with the Company's current expectations; that Company’s current estimates of mineral resources, mineral grades and mineral recovery are accurate; and that there are no material variations in the current tax and regulatory environment. Many factors, known and unknown, could cause the actual results to be materially different from those expressed or implied.

By its nature, forward-looking information is subject to inherent risks and uncertainties that may be general or specific and which give rise to the possibility that expectations, forecasts, predictions, projections or conclusions will not prove to be accurate, that assumptions may not be correct and that objectives, strategic goals and priorities will not be achieved. Factors that could cause future results or events to differ materially from current expectations expressed or implied by the forward-looking statements include: availability of financing to fund the Company’s exploration and development activities, the ability of the Company’s exploration program to identify and expand mineral resources, operational risks in exploration and development for gold and silver, the Company’s ability to realize the PEA, delays or changes in plans with respect to exploration or development projects or capital expenditures, uncertainty as to calculation of mineral resources, changes in commodity and power prices, changes in interest and currency exchange rates, the ability to attract and retain qualified personnel, inaccurate geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral resources), changes in development or mining plans due to changes in logistical, technical or other factors, title defects, government approvals and permits, cost escalation, changes in general economic conditions or conditions in the financial markets, environmental regulation, operating hazards and risks, delays, taxation rules, competition, public health crises such as the COVID-19 pandemic and other uninsurable risks, liquidity risk, share price volatility, dilution and future sales of common shares, aboriginal claims and consultation, cybersecurity threats, climate change, delays and other risks described in the Company’s documents filed with Canadian and U.S. securities regulatory authorities. Readers should refer to the risks discussed in the Company’s Annual Information Form and MD&A for the year ended December 31, 2019, and subsequent continuous disclosure filings with the Canadian Securities Administrators available at www.sedar.com and the Company’s registration statement on Form 40-F filed with the United States Securities and Exchange Commission and available at www.sec.gov. Readers should not place undue reliance on forward looking statements.

Fury Gold Mines Limited
Management’s Discussion and Analysis of Financial Condition and
Results of Operations for the nine months ended September 30, 2020
(Tabular amounts in thousands of Canadian dollars, unless otherwise noted)

Cautionary Note to United States Investors concerning Estimates of Measured, Indicated and Inferred Resource Estimates

This disclosure uses the terms “indicated mineral resource” and “inferred mineral resource”, which are Canadian mining terms as defined in and required to be disclosed in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”), which references the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) – CIM Definition Standards on Mineral Resources and Mineral Reserves (“CIM Standards”), adopted by the CIM Council, as amended. However, these terms are not defined terms under Industry Guide 7 (“Industry Guide 7”) under the United States Securities Act of 1933, as amended, and, until recently, have not been permitted to be used in reports and registration statements filed with the U.S. Securities and Exchange Commission (the “SEC”). The SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the Exchange Act. These amendments became effective February 25, 2019 (the “SEC Modernization Rules”) with compliance required for the first fiscal year beginning on or after January 1, 2021. The SEC Modernization Rules replace the historical disclosure requirements for mining registrants that were included in SEC Industry Guide 7.

United States investors are cautioned that there are differences in the definitions under the SEC Modernization Rules and the CIM Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as “indicated mineral resources” and “inferred mineral resources” under NI 43- 101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under the SEC Modernization Rules. United States investors are also cautioned that while the SEC will now recognize “indicated mineral resources” and “inferred mineral resources”, investors should not assume that any part or all of the mineralization in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. Mineralization described using these terms has a greater amount of uncertainty as to their existence and feasibility than mineralization that has been characterized as reserves. Accordingly, investors are cautioned not to assume that any “indicated mineral resources” or “inferred mineral resources” that the Company reports are or will be economically or legally mineable. Further, “inferred mineral resources” have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, United States investors are also cautioned not to assume that all or any part of the “inferred mineral resources” exist. In accordance with Canadian securities laws, estimates of “inferred mineral resources” cannot form the basis of feasibility or other economic studies, except in limited circumstances where permitted under NI 43-101. In addition, United States investors are cautioned that a preliminary economic assessment cannot support an estimate of either “proven mineral reserves” or “probable mineral reserves” and that no feasibility studies have been completed on the Company’s mineral properties.

Accordingly, information contained in this disclosure describing the Company’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

Fury Gold Mines Limited
Management’s Discussion and Analysis of Financial Condition and
Results of Operations for the nine months ended September 30, 2020
(Tabular amounts in thousands of Canadian dollars, unless otherwise noted)

Section 4:    Selected annual financial information

$’000	Year ended	Year ended	Year ended
	December 31, 2019	December 31, 2018	December 31, 2017 (Restated1)
Comprehensive loss for the period	$ 14,136	$ 17,389	$ 36,578
Net loss for the period	$ 13,933	$ 17,674	$ 36,500
Basic and diluted loss per share	$ 0.15	$ 0.21	$ 0.48
Total assets	$ 42,962	$ 43,523	$ 43,759
Total long-term liabilities	$2,134	$1,891	$ 1,662
1 Restated for change in accounting policy as disclosed in note 4 of the Company’s audited annual consolidated financial statements for the year ended December 31, 2018.

The Company generated no revenues from operations during the above periods.

Section 5:       Discussion of operations

Three months ended September 30, 2020 and 2019 (Q3 2020 vs. Q3 2019)

During the three months ended September 30, 2020, the Company reported a comprehensive loss of $3,835,000 and loss per share of $0.05, compared to a comprehensive loss of $3,871,000 and loss per share of $0.06 for the same period in 2019. Significant variances within operating expenses and other expenses, which in combination resulted in the $136,000 decrease in the current period’s loss, are discussed as follows:

Operating expenses

■
Exploration and evaluation costs in Q3 2020 were $2,164,000 compared to $3,335,000 in Q3 2019, a decrease of $1,171,000, driven almost entirely by the lower activity as a result of COVID-19. The costs of summer exploration activities in Canada incurred in Q3 2019 did not recur in Q3 2020.

■
Following expenditure rationalization through 2019, a lower volume of options were issued and therefore the share based compensation decreased by $628,000 compared to the same period in 2019.

Other expenses and income

■
Flow through premium amortization of $733,000 in the third quarter of 2019 did not recur in the third quarter of 2020 as these obligations had been fully amortized earlier in 2020.

■
A loss of $65,000 on the derecognition of the Amended Bridge Loan in Q3 2020 did not occur in the comparative period in 2019 as this arrangement was established in September 2019.

Nine months ended September 30, 2020 and 2019 (YTD 2020 vs. YTD 2019)

During the nine months ended September 30, 2020, the Company reported a comprehensive loss of $8,762,000 and loss per share of $0.12 compared to a comprehensive loss of $11,010,000 and loss per share of $0.17 for the same period in 2019. The $2,248,000 decrease in comprehensive loss in the current period is driven by a $2,546,000 decrease in the exploration and evaluation costs. In addition to the variance drivers discussed above affecting the three month period ended September 2020 compared to the same period in 2019, during the nine month period the Company also incurred a $159,000 expense relating to the amendment of the Bridge Loan in Q1 2020, as well as interest on the loan of $259,000 which ceased on the extinguishment on July 7, 2020.

Fury Gold Mines Limited
Management’s Discussion and Analysis of Financial Condition and
Results of Operations for the nine months ended September 30, 2020
(Tabular amounts in thousands of Canadian dollars, unless otherwise noted)

Summary of Project Costs

During the nine months ended September 30, 2020, the Company incurred mineral property acquisition costs primarily in relation to the acquisition of the Alturas option at the Sombrero Project, and $3,989,000 in exploration and evaluation costs on its projects.

$’000	Committee Bay & Gibson MacQuoid	Homestake Ridge	Peru	Total
Mineral Property Acquisition Costs
Balance as at December 31, 2019	$ 19,085	$ 16,060	$ 4,569	$ 39,714
Additions	-	-	4,246	4,246
Change in estimate of provision for site reclamation and closure	142	-	-	142
Currency translation adjustment	-	-	134	134
Balance as at September 30, 2020	$ 19,227	$ 16,060	$ 8,949	$ 44,236

$’000	Committee Bay & Gibson MacQuoid	Homestake Ridge	Peru	Total
Exploration and evaluation costs
Assaying	$ 107	$ 24	$ 16	$ 147
Exploration Drilling	26	-	-	26
Camp cost, equipment and field supplies	194	24	340	558
Geological consulting services	2	193	291	486
Geophysical analysis	-	-	174	174
Permitting, environmental and community costs	38	19	1,372	1,429
Expediting and mobilization	5	-	10	15
Salaries and wages	282	106	465	853
Fuel and consumables	-	-	9	9
Aircraft and travel	-	2	53	55
Share based compensation	45	18	174	237
Total for the nine months ended September 30, 2020	$ 699	$ 386	$ 2,904	$ 3,989

Fury Gold Mines LimitedManagement’s Discussion and Analysis of Financial Condition and
Results of Operations for the nine months ended September 30, 2020
(Tabular amounts in thousands of Canadian dollars, unless otherwise noted)

Future operations and 2020 expenditure forecast

Following the completion of the Transaction in October 2020, as highlighted above, the Company has a comprehensive plan for exploration at the flagship projects, starting with the Eau Claire gold project in Quebec. An Eau Claire drill campaign commenced earlier in November 2020 and the Company will communicate the results as they become known and verified.

The Company’s business objectives with respect to the flagship projects for the next twelve to eighteen months are to focus on advancing exploration work, with planned expenditure of approximately $20 million for the purpose of advancing the exploration work.

The Company’s 2020 business objectives are outlined below:

■
Eau Claire: The Company plans to complete a 50,000-metre drill program, which started in the first week of November 2020 continuing through 2021. Drilling at Eau Claire will comprise of 25,000 metres of infill drilling and a further 25,000-metres of exploration drilling, targeting the one-kilometre down plunge extension east of the Eau Claire deposit as well as untested targets within the seven-kilometre deposit trend. The goal of the deposit expansion program is to upgrade the resource from inferred to indicated category at the southeastern limit of the deposit as well as add additional ounces between currently defined resource blocks. While the goal of the exploration drill program is to identify additional mineralization within the deposit trend, the 2021 program will incorporate environmental, geotechnical and metallurgical aspects in order to advance the project on all fronts.

■
Homestake Ridge: Following on from the publication of the PEA in June 2020, the Company has a plan to complete a 20,000-metre drill program in the second half of 2021 to test resource expansion potential along strike and at depth. The 2021 program will incorporate environmental, geotechnical and metallurgical aspects in order to advance the project on all fronts.

■
Committee Bay: The Company has identified 12 targets across the Committee Bay gold belt and is planning for a 10,000-metre drill program in mid 2021 focusing on extensions to the Three Bluffs deposit as well as regional greenfield targets.

The Company’s capital following the recent subscription receipt financing (which closed in October 2020 following the conversion to common shares) ensures there are sufficient funds available for the next 12 months to complete committed activities, which will drive forward the exploration programs for the aforementioned flagship projects in Canada.

Fury Gold Mines Limited
Management’s Discussion and Analysis of Financial Condition and
Results of Operations for the nine months ended September 30, 2020
(Tabular amounts in thousands of Canadian dollars, unless otherwise noted)

Section 6:    Summary of Quarterly Results

$’000 Three months ended	Interest income	Net loss	Comprehensive loss	Loss per share
	$	$	$	$ per share
September 30, 2020	14	3,659	3,675	0.03
June 30, 2020	19	2,575	2,756	0.03
March 31, 2020	32	2,556	2,171	0.04
December 31, 2019	10	2,990	3,072	0.04
September 30, 2019	14	3,918	3,871	0.06
June 30, 2019	19	5,045	5,139	0.07
March 31, 2019	1	1,926	2,000	0.03
December 31, 2018	33	2,351	2,166	0.04

During the last eight quarters, the Company’s net loss has ranged between $5,045,000 and $1,926,000. In the time period reflected, the largest losses are generally recorded in the second and third quarters each year due to the timing of option grants, which typically occur in the second quarter, and the Company’s summer exploration programs at its Canadian projects, which occur during the third quarter.

Section 7:   Financial position and liquidity and capital resources

$’000	September 30, 2020	December 31, 2019
Cash, restricted cash, and cash equivalents	$ 7,760	$ 775
Mineral property interests	$ 44,236	$ 39,714
Current liabilities	$ 2,173	$ 4,005
Non-current liabilities	$ 2,298	$ 2,134

As at September 30, 2020, the Company had unrestricted cash of $7,645,000 (December 31, 2019 - $660) and a working capital balance of $9,704,000 (December 31, 2019 working capital deficit - $2,293). Contractual obligations as at September 30, 2020, are reflected in the table below and include accounts payable and accrued liabilities of $2,173,000.

Contractual Obligations as of September 30, 2020 (in $’000s)	Due	Amount
Accounts payable and accrued liabilities	Invoice terms	$ 1,128
Total		$ 1,128

During the three and nine months ended September 30, 2020, the Company used cash of $5,301,000 and $9,683,000, respectively, in operating activities compared to $3,412,000 and $8,195,000, respectively in the same periods in 2019. The cash outflow in the three month period in 2020 was higher than the same period in 2019 due to large prepayments during the quarter on costs relating to the Transaction. However cash outflow for the nine month period in 2020 was lower than the same period in 2019 mainly due to the lower exploration activity as detailed above.

Fury Gold Mines Limited
Management’s Discussion and Analysis of Financial Condition and
Results of Operations for the nine months ended September 30, 2020
(Tabular amounts in thousands of Canadian dollars, unless otherwise noted)

During the three and nine months ended September 30, 2020, the Company used cash in investing activities of $1,194,000 and $1,145,000, respectively as compared to $466,000 and $808,000, respectively in the comparable period of 2019. This increase was primarily due to mineral property acquisitions in Peru.

In February 2020, the Company closed a non-brokered equity private placement of common shares for gross proceeds of $15 million, driving cash inflow from financing activities for the first nine months of 2020 of $17,813,000. For the same period in 2019, the Company completed a private placement of common shares which generated gross proceeds of $5,255,000 which drove cash inflow from financing activities for the first nine months of 2019 of $10,464,000.

For the three months ended September 30, 2020, the Company generated $2,842,000 from financing activities relating to option exercises, offset in part by costs of share issuances and final interest payment on the Bridge Loan. This compares to cash generated by financing activities of $4,859,000 in the same three months in 2019 mainly due to the receipt of a $3 million Bridge Loan in September 2019.

Capital Resources

February 2020 Private Placement and Bridge Loan Amendment

In February 2020, the Company closed a non-brokered equity private placement for gross proceeds of $15 million (“February 2020 Offering”) which was closed in two tranches and consisted of 6,333,984 common shares priced at $2.37 per share ($1.60 pre-consolidation), and total insider participation of 183,686 shares for proceeds of $435,000. A total of $59,000 was paid in commissions . Share issue costs related to the February 2020 Offering totalled $239,000. A reconciliation of the impact of the February 2020 Offering on share capital is as follows (all share amounts and prices adjusted for the share consolidation on October 9, 2020):

	Number of common shares	Impact on share capital (in $’000s)
Common shares issued at $2.37 per share	6,333,984	$ 15,000
Cash share issue costs	-	(247)
Proceeds net of share issue costs	6,333,984	$ 14,753

Bridge Loan, Amendment and Conversion

In September 2019, the Company entered the Bridge Loan facility for $3 million which incurred interest at 10%, payable annually or on repayment of the principal, and had a term of one year from the date of advancement (the “Maturity Date”), however, could be repaid without penalty at any time after 90 days of advancement at the discretion of the Company. The Bridge Loan was secured by a first charge general security agreement over all of the Company’s present and future assets.

Concurrent with the closing of the first tranche of the February 2020 Offering, on February 5, 2020, the Company entered the Bridge Loan Amendment which provided mutual conversion rights to the lender and the Company, and also reduced the annual interest rate from 10% to 5% from the date of amendment. Under the terms of the Bridge Loan Amendment, the lender had the right to convert the $3 million of principal that had been advanced to-date, and $123,000 of interest that had accrued to-date (the “Amended Bridge Loan”), into common shares at the price of $2.37 ($1.60 pre-consolidation).

On July 7, 2020, the Lender converted the Bridge Loan to equity and therefore the arrangement was cancelled, and the related security was discharged.

Fury Gold Mines Limited
Management’s Discussion and Analysis of Financial Condition and
Results of Operations for the nine months ended September 30, 2020
(Tabular amounts in thousands of Canadian dollars, unless otherwise noted)

Exercise of Share Options

During the nine months ended September 30, 2020, 1,428,525 shares were issued as a result of share options being exercised with a weighted average exercise price of approximately $2.19 ($1.48 pre-consolidation) for gross proceeds of $3,128,000. Attributed to these share options, fair value of $1,917,000 was transferred from the equity reserves and recorded against share capital.

Other sources of funds

As at September 30, 2020, the other sources of funds potentially available to the Company are through the exercise of outstanding share options and share purchase warrants with terms as noted below.

Share options

Note that following the Transaction, including the share consolidation, the number and exercise price of options were adjusted for the consolidation ratio. As at September 30, the share options outstanding were as follows:

	Outstanding			Exercisable
Expiry date	Number of options	Exercise price	Remaining contractual life (years)	Number of options	Exercise price	Remaining contractual life (years)
Jun 20, 2021	1,398,544	$ 3.89	0.72	1,398,544	$ 3.89	0.72
Jan 10, 2022	297,275	4.77	1.28	297,275	4.77	1.28
Jun 20, 2023	192,553	2.10	2.72	192,553	2.10	2.72
Jun 26, 2023	405,375	2.10	2.74	405,375	2.10	2.74
Feb 7, 2024	124,991	2.01	3.36	124,991	2.01	3.36
Apr 9, 2024	1,621,500	2.90	3.53	1,397,699	2.90	3.53
Aug 21, 2024	47,294	2.69	3.89	35,470	2.69	3.89
Nov 20, 2024	57,428	2.69	4.14	14,357	2.69	4.14
Jun 1, 2025	50,672	2.71	4.67	19,002	2.71	4.67
Total	4,195,632	$ 3.21	2.34	3,885,266	$ 3.24	2.23

Fury Gold Mines Limited
Management’s Discussion and Analysis of Financial Condition and
Results of Operations for the nine months ended September 30, 2020
(Tabular amounts in thousands of Canadian dollars, unless otherwise noted)

Warrants

Note that following the Transaction, which included a share consolidation, the number and exercise price of warrants were adjusted for the consolidation ratio. The warrants have a life of 3 years from the date of issue, and therefore expire on September 12, 2022. As at September 30, the warrants outstanding were as follows:

Expiry date	Number of warrants	Exercise price	Remaining contractual life (years)
Sep 12, 2022	337,812	$ 2.96	1.95

Section 8:    Off-balance sheet arrangements

The Company does not utilize off-balance sheet arrangements. Earn-in arrangements are not viewed as off-balance sheet arrangements, and there are no other commitments held by the Company at the balance sheet date.

Section 9:   Transactions with related parties

All transactions with related parties have occurred in the normal course of operations. All amounts are unsecured, non-interest bearing and have no specific terms of settlement, unless otherwise noted.

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
Universal Mineral Services Ltd.
Exploration and evaluation costs:
Committee Bay and Gibson MacQuoid	$ 69	$ 97	$ 186	$ 264
Homestake	34	71	98	124
Peru	54	34	146	163
Fees, salaries and other employee benefits	55	63	188	254
Legal and professional fees	1	-	12	-
Marketing and investor relations	31	21	92	61
Office and administration	116	65	303	265
Project investigation costs	135	7	170	22
Total transaction for the periods	$ 495	$ 358	$ 1,195	$ 1,153

Universal Mineral Services Ltd., (“UMS”) is a private company with a director in common with Fury Gold. Pursuant to an agreement dated March 30, 2012 and as amended on December 30, 2015, UMS provides geological, financial and transactional advisory services as well as administrative services to the Company on an ongoing, cost recovery basis. Having these services available through UMS, on an as needed basis, allows the Company to maintain a more efficient and cost-effective corporate overhead structure by hiring fewer full-time employees and engaging outside professional advisory firms less frequently. The agreement has an indefinite term and can be terminated by either party upon providing due notice.

Fury Gold Mines Limited
Management’s Discussion and Analysis of Financial Condition and
Results of Operations for the nine months ended September 30, 2020
(Tabular amounts in thousands of Canadian dollars, unless otherwise noted)

The outstanding balance owing to UMS at September 30, 2020 was $265,000 (December 31, 2019 – $235,000). In addition, the Company had $150,000 on deposit with UMS as at September 30, 2020 (December 31, 2019 - $150,000).

Section 10:    Subsequent events

As noted above, on October 9, 2020, the Company completed the Transaction, spinning out the Peruvian assets into separate companies, consolidating its share structure, acquiring Eastmain and issuing common shares upon closing of a subscription receipts financing totalling $23 million.

Section 11:    Critical accounting estimates

The preparation of the financial statements in conformity with IFRS requires The preparation of the financial statements in conformity with IFRS requires management to select accounting policies and make estimates and judgments that may have a significant impact on the consolidated financial statements. Estimates are continuously evaluated and are based on management’s experience and expectations of future events that are believed to be reasonable under the circumstances.

Key sources of estimation uncertainty that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities are:

11.1
Provisions

Provisions recognized in the financial statements involve judgments on the occurrence of future events, which could result in a material outlay for the Company. In determining whether an outlay will be material, the Company considers the expected future cash flows based on facts, historical experience and probabilities associated with such future events. Uncertainties exist with respect to estimates made by management and as a result, the actual expenditure may differ from amounts currently reported.

The Company does not have any provisions recorded as at September 30, 2020 and December 31, 2019, other than that related to the reclamation obligations which are discussed below.

11.2
Reclamation obligations

Management assesses its reclamation obligations annually and when circumstances suggest that a material change to the obligations have occurred. Significant estimates and assumptions are made in determining the provision for rehabilitation and site restoration, as there are numerous factors that will affect the ultimate liability payable. These factors include estimates of the extent, the timing and the cost of reclamation activities, regulatory change, cost increases, and changes in discount rates. Those uncertainties may result in actual expenditure differing from the amounts currently provided. The provision at the reporting date represents management’s best estimate of the present value of the future reclamation costs required. Following the acquisition of Eastmain, a process will be completed during the fourth quarter of 2020 to align the methodology for assessment of reclamation obligations for the December 31, 2020 reporting. Changes to estimated future costs are recognized in the statement of financial position by adjusting the reclamation asset and liability.

11.3
Financial instruments

Financial instruments are assessed upon initial recognition to determine whether they meet the definition of a financial asset, financial liability or equity instrument depending on the substance of the contractual arrangement. Judgement is required in making this determination as the substance of a transaction may differ from its legal form. Once a determination is made, IFRS requires that financial instruments be measured at fair value on initial recognition. For financial instruments that do not have quoted market prices or observable inputs, judgements are made in determining what are appropriate inputs and assumptions to use in calculating the fair value.

IFRS also requires that an exchange between an existing borrower and lender of debt instruments with substantially different terms, or a substantial modification of the terms of an existing financial liability or a part of it, be treated for as an extinguishment of the original financial liability and the recognition of a new financial liability, and as such, judgment is applied in determining whether a modification is substantial.

Fury Gold Mines Limited
Management’s Discussion and Analysis of Financial Condition and
Results of Operations for the nine months ended September 30, 2020
(Tabular amounts in thousands of Canadian dollars, unless otherwise noted)

Upon initial recognition of the Bridge Loan and then again on the initial recognition of the Amended Bridge Loan, management had to estimate the Company’s effective interest rate which was needed in order to fair value the debt component and determine the residual amount to be allocated to the equity component. As result of the Bridge Loan Amendment, management had to make an assessment of whether the modification was substantial and thus be treated for as an extinguishment of the original financial liability and the recognition of a new financial liability.

11.4
Share-based compensation

The Company determines the fair value of share options granted using the Black‐Scholes option pricing model. This option pricing model requires the development of market-based subjective inputs, including the risk-free interest rate, expected price volatility and expected life of the option. Changes in these inputs and the underlying assumption used to develop them can materially affect the fair value estimate.

There were 75,000 share-based options granted during the nine months ended September 30, 2020, and 3,065,000 share-based options granted during the same period in 2019. The fair value of the share-based options granted during the three and nine months ended September 30, 2020 and 2019 were estimated using the Black-Scholes option valuation model with the following weighted average assumptions

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
Risk-free interest rate	-	1.35%	0.39%	1.60%
Expected dividend yield	-	Nil	Nil	Nil
Share price volatility	-	53%	58%	62%
Expected forfeiture rate	-	0%	0%	0%
Expected life in years	-	3.30	4.90	4.32

11.5
Deferred tax assets and liabilities

Management judgment and estimates are required in assessing whether deferred tax assets and deferred tax liabilities are recognized in the consolidated statements of financial position. Judgments are made as to whether future taxable profits will be available in order to recognize deferred tax assets. Assumptions about the generation of future taxable profits depend on management’s estimates of future cash flows. These depend on estimates of future production and sales volumes, commodity prices, reserves, operating costs, and other capital management transactions. These judgments and assumptions are subject to risk and uncertainty and changes in circumstances may alter expectations, which may impact the amount of deferred tax assets and deferred tax liabilities recognized on the consolidated statements of financial position and the benefit of other tax losses and temporary differences not yet recognized. The Company’s deferred tax assets and liabilities were determined using a future income tax rate of 27% in Canada and 29.5% in Peru.

11.6
Judgment – Held for Distribution

A key area of judgment that has a risk of causing a material adjustment to the presentation of the financial statements relates to a disposal group held for distribution. The Peru assets held by the Company as at September 30, 2020, were subsequently distributed to the shareholders of the Company via a spin-out arrangement to new companies that completed on October 9, 2020. IFRS requires that assets and liabilities subsequently disposed by distribution should be presented separately in the balance sheet when the sale is “highly probable”. It has been assessed that as at September 30, 2020, the distribution of the Peru assets did not meet this criteria.

Fury Gold Mines Limited
Management’s Discussion and Analysis of Financial Condition and
Results of Operations for the nine months ended September 30, 2020
(Tabular amounts in thousands of Canadian dollars, unless otherwise noted)

Section 12:   Changes in accounting policies including initial adoption

The Company has adopted the following amended accounting standards and policies effective January 1, 2020:

In October 2018 the IASB issued Amendments to IAS 1 and IAS 8 to clarify the definition of material in IAS 1 and align the definition across the standards. The amendments are not intended to alter the underlying concept of materiality in IFRS standards. The concept of ‘obscuring’ material information with immaterial information has been included as part of the new definition. The threshold for materiality influencing users has been changed from “could influence” to “could reasonably be expected to influence”.

The definition of material in IAS 8 has been replaced by a reference to the definition of material in IAS 1. In addition, the IASB amended other Standards and the Conceptual Framework that contain a definition of material or refer to the term “material” to ensure consistency.

The Company adopted the amendments to IAS 1 and IAS 8 effective January 1, 2020, which did not have a material impact on the Company’s interim financial statements.

In October 2018 the IASB issued narrow-scope amendments to IFRS 3 to help entities determine whether an acquired set of activities and assets is a business or not.

The amendments, which are effective for annual reporting periods beginning on or after January 1, 2020, clarify the minimum requirements to be a business, remove the assessment of a market participant’s ability to replace missing elements, narrow the definition of outputs, add guidance to assess whether an acquired process is substantive and introduce an optional concentration test to permit a simplified assessment.

The adoption of the amended standard did not have an immediate impact on the Company’s condensed consolidated interim financial statements but will be applied in assessing any future business combination and asset acquisition scenarios.

Section 13:   Financial instruments and other instruments

As at September 30, 2020, the Company’s financial instruments consist of cash, marketable securities, amounts receivable, deposits, accounts payables and accrued liabilities. The fair values of these financial instruments, other than the marketable securities, approximate their carrying values due to their short term to maturity. The Company’s marketable securities, which were classified under level 1 of the fair value hierarchy, are measured at fair value using their quoted market price at period end.

The Company’s financial instruments are exposed to certain financial risks including, credit risk, currency risks, liquidity risk, interest rate risk and capital risk. Details of the primary risks that the Company is exposed to are laid out in the notes to the Company’s condensed consolidated interim financial statements.

Section 14:   Other required disclosure

14.1
Capital structure

Authorized: Unlimited number of common shares

Number of common shares issued and outstanding as at September 30, 2020: 74,165,536

Number of common shares issued and outstanding as at November 12, 2020: 117,823,857

Fury Gold Mines Limited
Management’s Discussion and Analysis of Financial Condition and
Results of Operations for the nine months ended September 30, 2020
(Tabular amounts in thousands of Canadian dollars, unless otherwise noted)

Share based options as at November 12, 2020, in expiry date sequence, following the addition of the legacy Eastmain options and the respective consolidation adjustments, are as follows:

	Outstanding			Exercisable
Expiry date	Number of options	Exercise price	Remaining contractual life (years)	Number of options	Exercise price	Remaining contractual life (years)
Mar 11, 2021	29,171	$3.09	0.33	29,171	$3.09	0.33
Apr 27, 2021	29,170	12.94	0.45	29,170	12.94	0.45
Apr 27, 2021	43,756	4.11	0.45	43,756	4.11	0.45
Jun 9, 2021	75,845	9.86	0.57	75,845	9.86	0.57
Jun 17, 2021	120,769	5.14	0.59	120,769	5.14	0.59
Jun 17, 2021	11,669	5.14	0.59	11,669	5.14	0.59
Jun 20, 2021	1,330,978	2.94	0.60	1,330,978	2.94	0.60
Jul 25, 2021	5,834	5.31	0.70	5,834	5.31	0.70
Jan 2, 2022	86,347	4.37	1.14	86,347	4.37	1.14
Jan 10, 2022	297,274	3.82	1.16	297,274	3.82	1.16
Apr 26, 2022	29,170	9.00	1.45	29,170	9.00	1.45
Jun 7, 2022	99,181	7.54	1.57	99,181	7.54	1.57
Sep 11, 2022	2,917	8.23	1.83	2,917	8.23	1.83
Sep 14, 2022	93,348	3.04	1.84	93,348	3.04	1.84
Jan 25, 2023	9,724	2.57	2.20	9,724	2.57	2.20
Jun 11, 2023	70,010	2.83	2.58	70,010	2.83	2.58
Jun 20, 2023	67,562	1.15	2.60	67,562	1.15	2.60
Jun 26, 2023	33,984	1.15	2.62	33,984	1.15	2.62
Sep 11, 2023	17,503	3.09	2.83	17,503	3.09	2.83
Sep 18, 2023	166,277	1.54	2.85	166,277	1.54	2.85
Jan 28, 2024	43,781	1.29	3.21	43,781	1.29	3.21
Apr 9, 2024	606,372	1.95	3.41	606,372	1.95	3.41
Jun 9, 2024	105,015	2.57	3.58	105,015	2.57	3.58
Aug 21, 2024	16,891	1.74	3.78	12,668	2.74	0.04
Nov 20, 2024	57,428	1.74	4.02	35,893	1.74	4.02
Jan 23, 2025	300,815	0.86	4.20	300,815	0.86	4.20
Mar 6, 2025	35,006	0.77	4.32	35,006	0.77	4.32
Apr 1, 2025	58,343	0.56	4.39	58,343	0.56	4.39
Jun 1, 2025	50,672	1.76	4.55	19,002	1.76	4.55
Jun 9, 2025	137,103	3.26	4.58	137,103	3.26	4.58
Oct 20, 2025	3,965,000	2.05	4.95	991,250	2.05	4.95
	7,996,915	$ 2.52	3.47	4,965,737	$ 2.80	2.58

Fury Gold Mines Limited
Management’s Discussion and Analysis of Financial Condition and
Results of Operations for the nine months ended September 30, 2020
(Tabular amounts in thousands of Canadian dollars, unless otherwise noted)

The above options reflect a proposed reduction of the exercise price of 2,496,7918 options by $0.95 each consequent upon the recent spin-out reorganization, which price reduction remains subject to TSX acceptance as of the date hereof.

Share based warrants as at November 12, 2020, following the addition of the legacy Eastmain warrants and the respective consolidation adjustments, are as follows:

	Outstanding
Expiry date	Number of warrants	Exercise price	Remaining contractual life (years)
May 8, 2021	541,744	$1.46	0.48
Oct 24, 2021	334,993	1.37	0.95
Mar 6, 2022	189,613	1.11	1.31
Mar 9, 2022	222,577	1.11	1.32
Sep 12, 2022	337,813	2.96	1.83
	1,626,740	$ 1.66	1.07

14.2
Controls and procedures

Disclosure controls and procedures (“DC&P”) are designed to provide reasonable assurance that material information related to the Company, including its consolidated subsidiaries, is made known to the Company’s certifying officers. The Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) are responsible for establishing and maintaining adequate DC&P and have concluded that the DC&P the Company have in place are effective in providing reasonable assurance that information required to be disclosed under applicable securities regulations is recorded, processed, summarized and reported within the time periods specified.

The Company’s management, with the involvement of the CEO and CFO, performs regular reviews of its DC&P to ensure they are designed and operating effectively. As there are inherent limitations in all control systems, any economically feasible control system can only provide reasonable, not absolute, assurance that the control system will prevent or detect all misstatements due to error or fraud.

Management’s most recent evaluation of the DC&P was conducted for the year ended December 31, 2019 from which management concluded that the Company’s DC&P are effective in providing reasonable assurance that information required to be disclosed under applicable securities regulations is recorded, processed, summarized and reported within the required time periods.

14.3
Internal control over financial reporting

Internal control over financial reporting (“ICFR”) includes those policies and procedures that:

■
pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

■
provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

■
provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company assets or incurring liabilities or other obligations that could have a material effect on the consolidated financial statements.

Fury Gold Mines Limited
Management’s Discussion and Analysis of Financial Condition and
Results of Operations for the nine months ended September 30, 2020
(Tabular amounts in thousands of Canadian dollars, unless otherwise noted)

It is management’s responsibility to establish and maintain adequate ICFR to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS.

As part of its annual evaluation process, management engaged a third party consultant to perform testing over the design and effectiveness of ICFR as at December 31, 2019. This testing was done under the supervision of the CEO and CFO to support management’s evaluation of the key controls based on the framework in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Management concluded that the Company’s ICFR was effective as of that date. There have been no material changes to the DC&P or the ICFR during the nine months ended September 30, 2020.

Additional disclosures pertaining to the Company’s management information circulars, material change reports, press releases and other information are available on the SEDAR website at www.sedar.com.

On behalf of the Board of Directors,

“Michael Timmins”

Michael Timmins

President and Chief Executive Officer

November 12, 2020

Fury Gold Mines Limited
Management’s Discussion and Analysis of Financial Condition and
Results of Operations for the nine months ended September 30, 2020
(Tabular amounts in thousands of Canadian dollars, unless otherwise noted)